UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND SECTION 151 OF THE SECURITIES RULES;

SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1. Reporting Issuer

CREO INC.
3700 Gilmore Way
Burnaby, B.C. V5G 4M1

("Creo")

2. Date of Material Change

January 5, 2004

3. Press Release

Date of Issuance: January 5, 2004

Place of Issuance: Vancouver, British Columbia

4. Summary of Material Change

Creo and Xerox Corporation announced that they have entered into an agreement under which Creo will resell Xerox's mid-range and entry-level production color digital presses in the United States and Canada.

5. Full Description of Material Change

Effective February 1, Creo will sell the Xerox DocuColor® 3535, 5252 and 6060 digital color presses combined with the Creo Spire™ color server and other prepress software. In addition, Creo will work with Xerox's direct sales force to identify sales opportunities for the DocuColor iGen3 production press.

The reseller agreement allows Xerox to increase the penetration of digital presses into commercial print establishments and offers Creo the ability to provide customers with a complete digital printing solution.

Under the new agreement, Creo will provide system analysis and applications support for the prepress workflow software systems including the Spire color server, while Xerox will provide service and support for the digital presses. Xerox will continue to sell the Creo Spire color server as part of its complete digital print portfolio through existing Xerox channels.

The companies also announced that they will cooperate on the development of workflow software that increases the value of digital print for production customers. Xerox and Creo are both supporters of Networked Graphic Production™ (NGP™) - the industry-wide initiative with over 30 partners working to automate the entire print production process and create an efficient, collaborative environment between management and production systems. NGP Partners are committed to working together to deliver seamlessly integrated, cross-vendor solutions that decrease cycle times, cut costs and increase revenues. Xerox and Creo expect that their unified workflow software developments will be leading examples of the application of open industry standards.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 118(2) of the Securities Act (Alberta)/Section 75(3) of the Securities Act (Ontario)

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

For further information contact:

Paul Kacir, Corporate Secretary
Creo Inc.
3700 Gilmore Way
Burnaby, B.C. V5G 4M1

Telephone: (604) 453-4343

Facsimile: (604) 451-2711

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Burnaby, British Columbia this 9th day of January 2004.

CREO INC.

Per: "Paul Kacir"
(Authorized Signatory)

Paul Kacir, Corporate Secretary
(Print Name and Title)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: January 12, 2004